UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at November 8, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ J.R.H Whittington
President & CEO

Date: November 8, 2007

Print the name and title of the signing officer under his signature.

            Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON UPDATES DRILLING AT G-9 DEPOSIT:
HIGH ZINC & COPPER GRADES CONTINUE -
6.8 METRES OF 26% ZINC & 3.9% COPPER IN HOLE 7668
NEW RESOURCE ESTIMATE PENDING

November 8, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB: FRLLF) ("Farallon" or the "Company"), is pleased to provide a further update on the core drilling program on the G-9 deposit at the Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. The latest results are all from infill drilling at G-9. Infill drilling in the Southeast zone is now complete and a new resource estimate is being prepared.

The new results are from 27 holes, 5 of which are from the North zone and 22 of which are from the Southeast zone. Results are included in the Table of Assay Results - G-9 Deposit and hole locations are shown on the G-9 Drill Hole Location Map, both of which are attached. Assays are pending from a further 10 infill holes in the North zone and will be released when received.

Highlights are tabulated below:

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
7652		419.85	422.95	3.10	3.10	10.2	6.94	568	3.88	1.92	14.00
7658		297.30	315.25	17.95	17.88	58.9	6.50	551	1.62	3.16	11.97
7668		413.75	428.10	14.35	13.86	47.1	1.21	92	2.79	0.86	18.28
7668	Incl.	413.75	420.75	7.00	6.76	23.0	1.61	144	3.90	1.36	26.09
7669		351.50	357.50	6.00	5.74	19.7	1.42	103	2.96	1.64	23.73

This completes the infill drilling program for the Southeast zone and a new resource estimate is now being prepared. The Company has retained resource estimation experts from consulting company Behre Dolbear to provide an opinion on the size, grades and categories of the mineral resources, based on the tighter drill spacing used in this drill program. The objective of the program was to upgrade the majority of the Southeast zone to indicated and/or measured status, to enable detailed mine planning to be carried out. The new resource estimate is expected by the end of November

In addition, the trend of localized concentrations of high grade precious metals announced in the Company's September 10, 2007 News Release appears to be reinforced by these latest results. Selected intervals of high grade precious metals mineralization are given below. These metal grades have the potential to provide price diversification, as well as add significantly to the value, of G-9's production.

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
7651	Incl.	300.95	303.80	2.85	2.84	9.4	6.66	2224	1.34	1.20	8.81
7658	Incl.	308.30	313.30	5.00	4.98	16.4	13.56	1348	1.06	7.18	11.78
7671		570.00	578.00	8.00	8.00	26.2	10.21	373	0.58	2.38	1.73

President and CEO Dick Whittington said: "Farallon has completed a major step in its efforts to develop a mine at G-9. The infill drilling program was a key component of our efforts to upgrade the G-9 resource status. At the same time, these results continue to give us confidence that G-9 is a high grade zinc asset. The results also reaffirm the potential for high grade precious metal areas within the deposit. Drilling is now focused on infill at the North zone. In the New Year, we expect to move the two drills on site to the "Abajo" zone - the newly discovered zone north of the San Raphael fault. We continue to be encouraged by the drill results at G-9 and, in the immediate term, will be focusing on adding resources to G-9. We will then expand our exploration efforts to untested targets south of G-9, with the objective of advancing our second key corporate objective: finding another G-9 deposit."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is advancing the exploration and development of the G-9 deposit. The Company's 2007 parallel track program has been successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008. The Company's cash position is Cdn$34.9 million held in interest earning current accounts with Scotiabank.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ J.R.H. Whittington
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

CAMPO MORADO ASSAY TABLE

Drill Hole Number	Deposit		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
7650	G9, did not intersect massive sulphides, no significant intersection
7651	G9		296.95	303.80	6.85	6.82	22.5	5.40	1092	1.29	1.47	4.96
7651	G9	Incl.	296.95	298.95	2.00	1.99	6.6	5.68	385	2.29	2.17	0.65
7651	G9	Incl.	300.95	303.80	2.85	2.84	9.4	6.66	2224	1.34	1.20	8.81
7652	G9		414.60	415.60	1.00	1.00	3.3	3.95	321	4.44	2.62	9.91
7652	G9		419.85	422.95	3.10	3.10	10.2	6.94	568	3.88	1.92	14.00
7653	G9, did not intersect massive sulphides, no significant intersection
7654	G9, geotech hole, did not intersect massive sulphides, no significant intersection
7655	G9		395.00	396.15	1.15	1.08	3.8	3.22	165	1.55	2.00	17.90
7655	G9		399.00	402.16	3.16	2.97	10.4	0.86	74	2.06	1.53	14.77
7656	G9, did not intersect massive sulphides, no significant intersection
7657	G9, did not intersect massive sulphides, no significant intersection
7658	G9		286.40	287.40	1.00	1.00	3.3	6.20	256	0.40	1.11	1.61
7658	G9		297.30	315.25	17.95	17.88	58.9	6.50	551	1.62	3.16	11.97
7658	G9	Incl.	297.30	307.30	10.00	9.96	32.8	4.60	285	2.20	1.43	13.98
7658	G9	Incl.	308.30	313.30	5.00	4.98	16.4	13.56	1348	1.06	7.18	11.78
7659	G9, did not intersect massive sulphides, no significant intersection
7660	G9		319.95	322.60	2.65	2.61	8.7	2.59	406	1.54	1.28	8.42
7661	G9		323.20	330.20	7.00	6.66	23.0	0.39	20	0.78	0.10	2.73
7662	G9		402.40	418.00	15.60	14.56	51.2	0.68	34	1.58	0.13	9.50
7662	G9	Incl.	402.40	406.00	3.60	3.36	11.8	0.76	66	2.44	0.45	17.00
7663	G9, hole abandoned
7664	G9		363.75	374.40	10.65	9.94	34.9	0.51	32	0.84	0.22	5.66
7664	G9	Incl.	372.50	374.40	1.90	1.77	6.2	0.95	55	2.32	0.25	10.61
7665	G9, did not intersect massive sulphides, no significant intersection
7666	G9, did not intersect massive sulphides, no significant intersection
7667	G9		342.50	347.50	5.00	4.87	16.4	4.99	250	1.19	1.67	11.08
7668	G9		413.75	428.10	14.35	13.86	47.1	1.21	92	2.79	0.86	18.28
7668	G9	Incl.	413.75	420.75	7.00	6.76	23.0	1.61	144	3.90	1.36	26.09
7669	G9		351.50	357.50	6.00	5.74	19.7	1.42	103	2.96	1.64	23.73
7669	G9		361.33	366.35	5.02	4.80	16.5	0.64	32	0.83	0.23	3.73
7669	G9		400.90	404.62	3.72	3.56	12.2	4.05	283	0.46	1.70	4.43
7670	G9		398.50	400.10	1.60	1.43	5.2	1.17	72	1.50	0.68	10.30
7671	G9		491.00	505.00	14.00	14.00	45.9	6.94	185	0.55	1.40	2.58
7671	G9		510.00	514.00	4.00	4.00	13.1	4.32	201	0.42	3.56	1.77
7671	G9		570.00	578.00	8.00	8.00	26.2	10.21	373	0.58	2.38	1.73
7672	G9		314.50	318.00	3.50	3.35	11.5	0.36	25	1.35	0.04	6.07
7673	G9, did not intersect massive sulphides, no significant intersection
7674	G9		341.20	352.60	11.40	11.32	37.4	1.28	107	1.63	0.76	11.98
7674	G9	Incl.	341.20	345.30	4.10	4.07	13.5	1.87	209	2.57	1.53	20.84
7674	G9	Incl.	348.00	352.60	4.60	4.57	15.1	1.44	76	1.72	0.52	11.04
7675	G9, did not intersect massive sulphides, no significant intersection
7676	G9		337.30	339.30	2.00	2.00	6.6	0.66	53	1.98	0.28	9.42
7677	G9		326.60	331.30	4.70	4.68	15.4	0.54	65	1.70	0.25	11.52
7677	G9	Incl.	326.60	328.45	1.85	1.84	6.1	0.87	123	2.85	0.32	22.32

2011600 mN
N
378800 mE
San Raphael Fault
379000 mE
North Zone
379200 mE
Abajo Zone
Massive Sulphide Thickness
Units: metres
25
10
5
1
2011400 mN
675
671
654
668
665
662
653
674
666
650
676
664
673
657
670
677
656
655
661
663
672
669
660
652
651
667
658
2011200 mN
2011000 mN
659
Southeast Fault
G9
Southeast Zone
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
Gravity Anomaly
Drill Trace with hole bottom & number

CAMPO MORADO - G9

Drill Hole Location Map